GAM Funds, Inc.
Transactions Effected Pursuant to Rule 10f-3
Quarter Ended: September 30, 2002

Name of Fund:	GAM Japan Capital Fund
Name of Security:	NS Solutions Corp.

Registration under Securities Act of
1933 [10f-3(a)(1)(i)], eligible foreign offering	Yes
or eligible 144A?

Time of Acquisition
- Date First Offered	8/30/02
- Date of Fund's subscription	9/30/02
- Date of IPO	10/25/02

Reasonableness of Spread
- Offering Price Per Unit	JPY 5,500
- Amount of Spread: Gross Spread	JPY 275
Selling Concession	JPY 137.5
- Spread

Issuer in Continuous Operation at
Least Three Years? [10f-3(c)]	Yes

Amount Purchased by Fund
- Total Units Offered	7,190,000
- Purchase Price per Unit	JPY 5,500
- Total Units Purchased	700
- Total Purchase Price	JPY 3,850,000
- Percentage of Offering Purchased	Less than 1%
- Any Shares Purchased by Other Funds
in family?	No

From Whom Purchased
- Selling Dealer(s)	Daiwa
- Affiliate of the Fund	UBS